STARMED GROUP, INC.
                             2029 CENTURY PARK EAST
                                   SUITE 1112
                              LOS ANGELES, CA 90067
                                 (310) 226-2555
                                 (310) 551-2724


                               September 30, 2005

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Jeffrey Riedler, Assistant Director
         Mail Stop 6010

         RE:      STARMED GROUP, INC.
                  10-KSB FOR THE PERIOD ENDING DECEMBER 31, 2004

Ladies and Gentlemen:

         We are writing to respond to the Staff's letter dated July 20, 2005, relating to our Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Annual Report"). Concurrently herewith, the Company has also filed Amendment No. 1 to its Annual Report (the "Amendment") to address certain of the Staff's comments.

         The following numbered responses correspond to the Staff's numbered comments in its July 20, 2005 letter.

GENERAL

         1. In addition to the signatures contained in the Annual Report, the Amendment includes the signature of our acting chief financial officer, principal accounting officer and principal executive officer. We understand that any person required to sign the Annual Report who occupies more than one of the specified positions, should indicate each capacity in which he or she signs the Annual Report, and the Amendment reflects this requirement.

BUSINESS OF ISSUER

         2. The Amendment includes a summary of the regulatory requirements that must be achieved or maintained in order to execute our business plan. This information is disclosed in the Amendment under a new caption "Description of Business - Government Regulation."

United States Securities and
  Exchange Commission
September 30, 2005
Page 2 of 4

         3. The Amendment includes an expanded discussion in the business section to identify our principal suppliers and our dependence on one or a few major customers, identifying the customers. This information is disclosed in the Amendment under the captions "Description of Business - The Company's Products," "Description of Business - Marketing" and "Description of Business - Raw Materials and Supplies."

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 7. Financial Statements and Supplementary Data, page 15
------------------------------------------------------------
Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

         4. The auditor was able to conclude that there was not substantial doubt about the Company's ability to continue as a going concern based on the results of their procedures. The auditors complied with AU Section 341 by considering whether the results of the procedures performed in planning, evidential matter gathered relative to the various audit objectives, and upon completion of the audit identified conditions or events that indicate a substantial doubt about the Company's ability to continue as a going concern. The auditors documented the increase in revenue during the year ended and obtained additional information, including a product distribution agreement, a budget, an agreement for consulting services to secure financing, and an agreement for financing in final stages. After reviewing these documents and evaluating management's plans, the auditors concluded that substantial doubt did not exist. They concluded management's plans, and the apparent feasibility of those plans as evidence by the agreements, to increase ownership would likely provide the Company with the liquidity needed to continue as a going concern.

         The Amendment includes disclosure, under the caption "Management's Discussion and Analysis or Plan of Operation," that (a) there are no known trends, events or uncertainties that are reasonably likely to impact on our liquidity, except that our ability to fund our business plans and meet our obligations as they become due is dependent upon our ability to generate revenues from the operation of our planned Wellness Centers and continued sales of medicinal products, as to which there is no certainty, and (b) we currently fund our operations through limited revenues from (i) sales of our medicinal products and (ii) sales of our debt and equity securities and, we will likely continue to do so until our revenues from operations are sufficient to satisfy all of our cash needs.

Consolidated Statement of Shareholders' Equity (Deficit), page F-4
------------------------------------------------------------------

         5. In accordance with SFAS 123 "Accounting for Stock Based Compensation", the value attributed to the shares issued was based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. At the time the shares were issued, there was no public market for the Company's shares. Therefore, the value assigned to these shares was based on the fair value of the services received as detailed in the invoices from the vendor or as indicated in the signed agreement with the other party.

United States Securities and
  Exchange Commission
September 30, 2005
Page 3 of 4

         The Company became cleared for trading on March 17, 2005 and was first traded on April 7, 2005 at a price of $1.10. From that date through the date of this letter, the stock has had a high of $1.10 and a low of $0.35 per share. There have been no shares issued subsequent to the Company being quoted on a market. The Company believes the value assigned to the shares issued for services during the year ended December 31, 2004 cannot be progressively bridged to the value of the shares when a market became available because over a year had elapsed and it is a small-cap company subject to high volatility.

Item 7. Financial Statements and Supplementary Data, page 15
------------------------------------------------------------
Notes to Consolidated Financial Statements, page F-6
----------------------------------------------------
2. Summary of Significant Accounting Policies, page F-6
-------------------------------------------------------
Revenue Recognition, page F-6
-----------------------------

         6. The Amendment includes revised disclosure of our revenue recognition policy, as follows:

         "The Company has adopted SEC Staff Accounting Bulletin Topic 13 "Revenue Recognition" (SAB 104) and, accordingly, recognizes revenue when persuasive evidence of an agreement exits, upon shipment of the product to customers, upon fulfillment of acceptance terms, if any, when no significant contractual obligations remain, the price to the buyer is determinable, and collection of the related receivable is reasonable assured."

4. Long Term Debt, page F-8
---------------------------
Note Payable, page F-8
----------------------

         7. Debt of approximately $467,000 was exchanged for 82,300 shares of the Company's common stock and the guarantee that the shares could be sold in a brokered transaction for a per share price of $3.50, which totals approximately $288,000. Since the Company stock was not traded on a market and had a nominal value, the gain on the transaction of approximately $178,000 was treated as a forgiveness of debt. The Company eliminated the note payable and the related accrued interest, recorded the common stock at par value, recorded a liability for the maximum amount to be paid under the guarantee, and the remainder was recorded as a forgiveness of debt.

         The supporting accounting literature included FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which applies to "contracts that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party" (paragraph 3). According to paragraph 9(b), the guarantor should initially recognize a liability based on the fair market value of the guarantee. FAS 5, "Accounting for Contingencies", provides guidance on recording a loss contingency. Paragraph 8 states a loss should be accrued and charged to income if both the loss is probable and can be reasonably estimated.

United States Securities and
  Exchange Commission
September 30, 2005
Page 4 of 4

         The 82,300 restricted shares issued on conversion of the note payable are reflected in the equity accounts section of the balance sheet and the statement of shareholders' equity (deficit) at December 31, 2004 and 2003. The liability associated with the guarantee is reflected as an accrued expense on the balance sheet at December 31, 2004 and 2003 and the forgiveness of debt was reflected in the consolidated statement of operations for the year ended December 31, 2003.

         We acknowledge that:

            o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).


                                        Very truly yours,

                                        /s/ Herman Rappaport
                                        Herman Rappaport
                                        President and Chief Executive Officer